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                                                                 Exhibit 99.1


                    [LETTERHEAD OF THE CHASE MANHATTAN BANK]



The Chase Manhattan Bank
Hicksville, NY
March 26, 2001



Management Report on Internal Control over
Servicing of Securitized Credit Card Receivables

Management of The Chase Manhattan Bank is responsible for establishing and maintaining an effective system of internal control over servicing of securitized credit card receivables, which is designed to provide reasonable assurance regarding the proper servicing of securitized credit card receivables. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to servicing of securitized credit card receivables. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management of The Chase Manhattan Bank assessed its system of internal control over servicing of securitized credit card receivables as of December 31, 2000 in relation to criteria for effective internal control described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2000, The Chase Manhattan Bank maintained an effective system of internal control over servicing of securitized credit card receivables.

/s/ Richard Srednicki
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Richard Srednicki
Executive Vice President
The Chase Manhattan Bank

/s/ Michael Van Praag
--------------------------
Michael Van Praag
Senior Vice President
The Chase Manhattan Bank